

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 11, 2010

Ms. Julie Van Baarsen
Chief Financial Officer
Petaquilla Minerals Ltd.
475 West Georgia Street, Suite 410
Vancouver, British Columbia
Canada V6B 4M9

> **Re:    Petaquilla Minerals Ltd.**
> **Form 20-F for the Transition Period Ended May 31, 2008**
> **Filed November 10, 2008**
> **Form 20-F for the Fiscal Year Ended May 31, 2009**
> **Filed September 8, 2009**
> **File No. 000-26926**

Dear Ms. Van Baarsen:

   We have completed our review of the above noted Form 20-Fs and related filings and have no further comments at this time.

                                        Sincerely,


                                        H. Roger Schwall
                                        Assistant Director